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PRICER

PRESS RELEASE

from Pricer AB (publ) July 28th, 2008

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act. (2007:528) The information was distributed to the media for publication at 3.15 on Monday July 28th, 2008.

SUPPL

Pricer secures major ESL deals in Italy

Pricer's master distributor in Italy, Nicolis Projects srl has placed an order for over 25 stores following several major wins in Italy with leading food grocers Bennet Hypermarkets, Sisa Supermarkets, Famila, Crai, Conad and E. Leclerc. The order is in excess of 7 MSEK and follows an earlier order of 3 MSEK. Deliveries are to be completed during 2008.

Since 2006, Nicolis has successfully commercialized and implemented Pricer's ESL system in the Italian retail market. "Italy is characterized by many small local chains and it is a great achievement to reach such a market position", says Mr Stefano Nicolis, General Manager Nicolis Projects, adding "and is testimony of Pricer's technology and reliability but also our level of services and integration."

"Demand in Italy for ESL and Pricer is very strong and the pipeline of opportunities continues to grow", says Mr Oron Branitzky, Vice President Sales Pricer. "With over 300 stores equipped to date, Pricer is the clear market leader. In most cases we are the only provider selected for store pilot, and this gives us high confidence in our market development."

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 4,000 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

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